Mail Stop 4561

February 20, 2009

Gregory Galanis, President
Sweet Spot Games, Inc.
2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429

> **Re:** **Registration Statement on Form S-1**
> **Filed February 11, 2009**
> **Amendment No. 1 to Form S-1**
> **Filed on February 18, 2009**
> **File No. 333-157281**

Dear Mr. Galanis:

This is to advise you that a preliminary review of the above registration statement indicates that it fails to comply with significant requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement at this time, and have limited our review of your filing to the issue addressed in our comment below. To conduct a more detailed examination would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

1. We note that the accounting firm which audited your financial statements, Gregory Lamb, CPA, filed a request for withdrawal as a registered public accounting firm with the Public Company Accounting Oversight Board (PCAOB) on June 16, 2008. As of February 10, 2009 that request is still pending. Pursuant to Section 102 of the Sarbanes-Oxley Act and PCAOB Rule 2100, all public accounting firms that prepare or issue audit reports with respect to any issuer, as defined, must register with the PCAOB. While a withdraw request is pending, the firm may not thereafter engage in the preparation or issuance of an audit report for any such issuer. See PCAOB Rule 2107. Please clarify the status of your auditor and what has transpired with the PCAOB, and tell us how you believe the financial statements in your registration statement are in compliance with the applicable rules.

Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. Any responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3452. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via Facsimile (704) 944-4280
        Charles W. Barkley, Esq.